UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 January 2022

Release Number	1/22

Update on BHP Group Limited General Meeting to approve unification proposal

Given the ongoing COVID-19 situation in Melbourne, BHP Group Limited has today announced that the General Meeting of BHP Group Limited on 20 January 2022 to approve BHP’s unification proposal will be held as an online meeting.

BHP is committed to health and safety, including the health and safety of our shareholders and our people. Accordingly, as foreshadowed as a possible contingency plan in the Notice of Limited General Meeting released on 8 December 2021, BHP has today decided that the BHP Group Limited meeting will be held as an online meeting instead of an in-person meeting in Melbourne.

The date and time of the meeting remain unchanged. The meeting will be held online at 6:00pm (Melbourne time) on Thursday, 20 January 2022. The business to be considered at the meeting also remains unchanged, and is set out in the original Notice of Limited General Meeting. There are no changes to the arrangements for the BHP Group Plc scheme and general meetings also being held on 20 January and related to unification.

BHP recognises the importance of the meeting as an opportunity for BHP Group Limited shareholders to consider and vote on the unification proposal. BHP Group Limited shareholders will be able to ask questions and vote in real time via an online platform.

Participating in the meeting online

As was the case with last year’s Annual General Meeting, BHP Group Limited Shareholders can view the meeting live, ask questions on the items of business and cast live votes during the meeting, once they have registered their attendance on the Lumi platform.

•	Enter the following URL in your browser: https://web.lumiagm.com/359037399

•	The meeting ID for the meeting is: 359037399

•	Your username is your Shareholder Reference Number (SRN) / Holder Identification Number (HIN).

•	Your password is your postcode registered on your holding if you are an Australian shareholder.

Overseas shareholders should refer to the user guide available at https://www.bhp.com/investors/presentations-events/meetings/bhp-group-limited-general-meeting.

Online registration will open at 5.00pm (Melbourne time) on Thursday 20 January 2022 (one hour before the meeting).

For the best shareholder experience, BHP recommends using a computer to access the Lumi website. For further details on accessing Lumi and joining the meeting, please refer to BHP’s website at https://www.bhp.com/investors/presentations-events/meetings/bhp-group-limited-general-meeting in advance of the meeting.

Appointed proxies may contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain their unique username and password to participate in the meeting.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 17, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary